SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Hartville Group Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

417287109
(CUSIP Number)

Scott Kaufman or Michel Amsalem
c/o Midsummer Capital, LLC
295 Madison Avenue, 38th Floor
New York, NY 10017
212.624.5030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2007
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ]

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY]

MIDSUMMER INVESTMENT, LTD.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e)

Not Applicable.

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER

69,951,285

	8	SHARED VOTING POWER

-0-

	9	SOLE DISPOSITIVE POWER

69,951,285

	10	SHARED DISPOSITIVE POWER

-0-

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,951,285

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.8%

14		TYPE OF REPORTING PERSON

CO

This Schedule 13D/A amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2006 (“Amendment No. 1”) and Schedule 13D filed with the Commission on January 19, 2005 (the “Initial 13D”). This Amendment No. 2 refers only to information which has materially changed since the filing of the Amendment No. 1 and the Initial 13D and the items identified below are amended and restated as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Amendment No. 1 and Initial 13D.

Item 4 is hereby amended to add the following:

Item 4. Purpose of Transaction.

On October 1, 2007, Midsummer exercised its option to convert all of the outstanding principal amount of each of (a) three separate Convertible Debentures of the Company, with a conversion price equal to $0.15 per share, for an aggregate number of shares of Common Stock equal to 25,316,457 and (b) a Convertible Debenture of the Company, with a conversion price equal to $0.10 per share, for an aggregate number of shares of Common Stock equal to 25,316,456. Also on October 1, 2007, Midsummer exercised two Common Stock Purchase Warrants of the Company, with an exercise price equal to $0.01, for an aggregate number of shares of Common Stock equal to 1,887,506. Midsummer’s ownership of the Company equals 43.8% of the issued and outstanding Common Stock of the Company. The source of the funds for this transaction was Midsummer's’ working capital.

Item 5 is hereby amended to add the following:

Item 5. Interest in Securities of the Issuer.

(a)  The Reporting Person is the beneficial owner of 69,951,285 shares of Common Stock (including shares underlying the Debentures and Warrants referred to above), which, to the Reporting Person’s knowledge, represents approximately 43.8% of the outstanding Common Stock as of the date hereof (based on information contained in the Company's Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2007 and information contained in the Company’s Preliminary Schedule 14C filed with the Commission on October 2, 2007).

(b) Midsummer Capital, LLC is the investment advisor to Midsummer. By virtue of such relationship, Midsummer Capital, LLC may be deemed to have dispositive power over the shares owned by Midsummer. Midsummer Capital, LLC disclaims beneficial ownership of such shares. Mr. Michel Amsalem and Mr. Scott Kaufman have delegated authority from the members of Midsummer Capital, LLC with respect to the shares of Common Stock owned by Midsummer. Messrs. Amsalem and Kaufman may be deemed to share dispositive power over the shares of common stock held by Midsummer. Messrs. Amsalem and Kaufman disclaim beneficial ownership of such shares of Common Stock, and neither person has any legal right to maintain such delegated authority.

(c)

On October 1, 2007, Midsummer exercised its option to convert all of the outstanding principal amount of the following:

Name of Security	Principal Amount Converted ($)	Expiration Date	Conversion Price ($)	Number of Shares of Common Stock Issued
Convertible Debenture	1,265,822.75	05/08/2007	0.15	8,438,819
Convertible Debenture	2,531,645.50	07/31/2009	0.10	25,316,456
Convertible Debenture	1,265,822.75	02/15/2010	0.15	8,438,819
Convertible Debenture	1,265,822.75	09/19/2010	0.15	8,438,819

On October 1, 2007, Midsummer exercised its option to exercise all of the outstanding Common Stock Purchase Warrants as follows:

Name of Security	Expiration Date	Exercise Price ($)	Number of Shares of Common Stock Issued
Common Stock Purchase Warrant	11/29/2009	0.01	888,284
Common Stock Purchase Warrant	09/30/2010	0.01	999,222

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 17, 2007

MIDSUMMER INVESTMENT, LTD.

By: /s/ Scott D. Kaufman
Scott D. Kaufman, Authorized Signatory